DAY PITNEY LLP

Jeffrey A. Clopeck
One International Place
Boston, MA  02110
jaclopeck@daypitney.com

April 23, 2008
VIA FACSIMILE AND
EDGAR CORRESPONDENCE

Mrs. Patricia P. Williams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Blue Fund Group
File No. 811-21908 (Amendment No. 4)
File No. 333-134979 (Post-Effective Amendment No. 3)

Dear Mrs. Williams:

Pursuant to Rule 461 of the Securities Act of 1933 (the “Act”), on behalf of The Blue Fund Group, a Massachusetts business trust (the “Fund”), I hereby request that the effective date of the above-referenced registration statements be accelerated so that it shall become effective at 9:00 a.m. on April 30, 2008 or as soon as practicable thereafter.  This request for acceleration is being made so that the audited financial statements which are incorporated by reference in the registration statement shall not become more than 16 months old.  In the absence of acceleration, the audited financial statements that are incorporated by reference in the prospectus that is currently being used will become stale on May 1, 2008.

The Fund hereby acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Fund may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Very truly yours,

/s/ Jeffrey A. Clopeck Jeffrey A. Clopeck

cc:           Douglas (Buck) Owen